EXHIBIT 21


                          INGERSOLL-RAND EXECUTES DEFINITIVE
                         FINANCING AGREEMENT FOR $1.5 BILLION


                  Woodcliff Lake, New Jersey (May 8, 1995) -- Ingersoll-

             Rand Company today announced that it has entered into a

             definitive financing agreement with a syndicate of lenders led by The Chase Manhattan Bank (National Association), as

             administrative agent, providing for aggregate borrowings up to $1.5 billion

                  The Proceeds of the credit facility may be used by

             Ingersoll-Rand to provide financing for the tender offer

             for shares of Clark Equipment Company common stock and

             subsequent merger and to pay related fees, commissions and expenses.